Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

May 10, 2012

U.S. Federal Income Tax Considerations

iPath® Exchange Traded Notes

iPath Exchange Traded Notes (ETNs) provide investors with cost-effective exposure to asset classes that have not always been easy to access. Here are answers to questions financial professionals and individuals often ask about the tax treatment of the iPath ETNs currently available.

How are iPath ETNs treated for U.S. federal income tax purposes?

Barclays and investors agree to treat all iPath ETNs, except certain currency ETNs, for all U.S. federal income tax purposes, as prepaid executory contracts with respect to the relevant index. If such iPath ETNs are so treated, investors should recognize gain or loss upon the sale, redemption or maturity of their iPath ETNs as the amount equal to the difference between the amount they receive at such time and their tax basis in the securities. Investors generally agree to treat such gain or loss as capital gain or loss, except with respect to iPath currency ETNs, for which investors agree to treat such gain or loss as ordinary, as detailed in the chart below.

The following table summarizes certain U.S. federal tax consequences that holders of iPath ETNs and Barclays agree to be subject to pursuant to the terms of iPath ETNs. These tax consequences, however, are not certain and alternative treatments are possible. Please see the applicable prospectus for a more complete discussion of the primary tax treatment and alternative tax characterizations that are possible with respect to each iPath ETN.

What makes iPath ETNs an attractive investment option?

Unlike mutual funds that may be required to make taxable distributions to shareholders, most iPath ETNs currently available will not make taxable distributions.1 Therefore, holders of iPath ETNs

Figure 1: iPath ETNs U.S. Federal Income Tax Treatment

Type	Treatment at Maturity	Recognition of Current Income
Alternatives	Capital Gains	No
Buy-Write	Capital Gains	No
Commodities	Capital Gains	No
Equity	Capital Gains	No
Fixed Income	Capital Gains	No
Leveraged	Capital Gains	No
Currency
Exchange Rate	Ordinary Income	Yes
Global Emerging Markets Strategy (GEMS)	Ordinary Income	Yes
Carry Trade	Ordinary Income	No

(other than certain currency ETNs) should, assuming they are treated as described earlier, generally not be required to include amounts in income prior to sale, redemption or maturity. This enables investors to control the timing of taxable events related to their investment in iPath ETNs. However, the IRS and U.S. Treasury are actively considering the tax treatment of instruments such as iPath ETNs, which could change.

Is there an IRS or court ruling that governs the U.S. tax treatment of iPath ETNs?

Yes, Revenue Ruling 2008-1 is relevant to the treatment of certain iPath ETNs.

What is Revenue Ruling 2008-1?

Revenue Ruling 2008-1, issued on December 7, 2007, holds that certain financial instruments linked directly to the value of a foreign currency—regardless of whether the instrument is privately offered, publicly offered or traded on an exchange—should be treated like debt for federal tax purposes. Revenue Ruling 2008-1 is relevant to iPath exchange rate and GEMS ETNs.

What is Barclays’ reaction to Revenue Ruling 2008-1?

The ruling provides investors clarity on the tax treatment of certain financial instruments linked directly to the value of a foreign currency—regardless of whether the instrument is privately offered, publicly offered or traded on an exchange.

What does the ruling mean for iPath currency ETN investors?

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iPath exchange rate ETN investors. The ruling means that any interest accrued (net of fees) during the life of these ETNs will be taxed as ordinary income on a current basis, even though that interest is reinvested and not paid out until the holder redeems the ETN or the ETN matures. It also means that gain or loss from the sale, redemption or maturity of the ETNs will generally be ordinary.

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iPath GEMS ETN investors. The ruling means that interest on these ETNs should be taxed as ordinary income at the time it accrues or is received (iPath GEMS ETNs are designed to pay a monthly coupon). It also means that gain or loss from the sale, redemption or maturity of these ETNs should generally be ordinary.

1.

Currently, three iPath ETNs are designed to make current interest payments, in the form of monthly coupons: the iPath® GEMS Index™ ETN (ticker symbol: JEM), the iPath® GEMS Asia 8 ETN (ticker symbol: AYT), and the iPath® Asian & Gulf Currency Revaluation ETN (ticker symbol: PGD).

This information should not be considered tax advice. Investors are urged to consult their tax advisor with regard to their specific situation.

1-877-764-7284 www.iPathETN.com

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iPath Optimized Currency Carry ETN investors. The iPath Optimized Currency Carry ETN is different from the instruments described in Revenue Ruling 2008-1. However, due to rules under Section 988 of the Internal Revenue Code, gain or loss from the sale, redemption or maturity of this ETN should generally be ordinary.

Do iPath exchange rate and GEMS ETN investors need to submit a form to the IRS requesting a certain tax treatment?

No, it is not necessary to elect any specific treatment since the IRS has ruled how financial instruments linked directly to the value of a foreign currency should be treated from a tax perspective. Most custodians will provide Form 1099 OID for annual tax reporting purposes.

What is the current tax status of equity, fixed income, leveraged, commodity and certain alternatives ETNs?

Revenue Ruling 2008-1 likely does not apply to iPath ETNs other than iPath exchange rate and GEMS ETNs. However, on December 7, 2007, the IRS also issued notice 2008-2 asking for comments on the appropriate tax treatment of instruments such as the equity and commodity ETNs. The IRS has not issued additional guidance on this issue.

What is Barclays’ position about the tax status of equity, fixed income, leveraged, commodity and certain alternatives ETNs?

Barclays is aligned with the Securities Industry and Financial Markets Association (SIFMA). We believe that the tax treatment of an investment product should be driven by the product’s attributes. Mutual funds and ETNs are taxed differently because they are fundamentally different products. Investors who buy shares in a mutual fund own the underlying securities and receive dividend income from those securities annually, which is taxable. ETN investors do not own underlying securities and receive no dividends while holding an ETN.

What is the tax treatment of iPath ETNs in the event of an automatic termination or issuer redemption (applicable to certain iPath ETNs)?

Investors should generally recognize gain or loss upon the sale, early redemption or maturity of their ETNs in an amount equal to the difference between the amount they receive at such time and their tax basis in the ETNs. For the tax implications of purchasing replacement securities offering similar exposure, including the potential application of the wash sale rules, please consult a tax professional.

Selected Risk Considerations

An investment in the iPath ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any change in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased or decreased, as the case may be. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 or 50,000 (depending on the series) ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC, assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

Barclays Capital Inc. and its affiliates, and BlackRock Investments, LLC, and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

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Not FDIC Insured  •  No Bank Guarantee  •   May Lose Value

iP-0561-0512